Filed by B/E Aerospace, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 24, 2016

Leadership Guide:  Frequently Asked Questions

1.           Why are we merging our companies?  What are the benefits of the merger?

a.	Strengthen both B/E Aerospace’s and Rockwell Collins’ positions as a leading aerospace and defense supplier with strong positions in both the cockpit and cabin.
b.	Brings together two companies with complementary capabilities, a shared culture and a reputation for innovation, quality and delivering customer value.
c.

B/E Aerospace is a market leader in a channel that Rockwell Collins understands. B/E Aerospace has a long cycle, visible backlog and strong, durable aftermarket offerings that broadens Rockwell Collins’ existing portfolio.

d.	The transaction augments Rockwell Collins’ portfolio with strong products in attractive segments and strengthens the companies’ existing airline relationships.
e.	The combined company will have significantly more diverse and differentiated product lines that will enhance our ability to compete across all platforms.
f.

The transaction increases our ability to provide high-integrity offerings in all parts of the aircraft and leverages both companies’ competencies in customer relations, on time execution, service and global support.

g.

Outside of the new aircraft delivery cycle, B/E Aerospace’s $12.3 billion installed base provides an annuity stream of aftermarket retrofit opportunities that balances Rockwell Collins’ current cyclical exposure to the OEM production rates.

h.	The transaction will better position Rockwell Collins for future growth opportunities and provides greater diversification for their shareholders.
i.	Rockwell Collins has strong OEM relationships that will further aid SFE growth for B/E Aerospace.
j.	Our customers will benefit from access to an expanded portfolio of products across a wider geography, as well as enhanced technology and innovation.

k.	B/E Aerospace has a strong revenue outlook as does Rockwell Collins, with similar margins and solid cash flow.

2.           How should we continue to operate our business or function?

a.	B/E Aerospace will operate in its ordinary course of business until the transaction closes.
b.

At B/E Aerospace, we are committed to delivering excellence to our customers and therefore we must all remain focused on providing our customers with quality products and the highest level of service they’ve come to expect from B/E Aerospace.

3.           Is my job safe?

a.	For the vast majority of our employees this merger will create opportunities and they will see no difference in their day-to-day operations.
b.

As with any merger of this kind, there will be some overlap in certain functions, but we are committed to talking personally to any impacted employees and treating them, as we always do, with fairness and respect.

c.	Our company has always been committed to its employees and we should all focus on continuing our great performance at B/E Aerospace.

4.           Will my business stay open?

a.	At this time there are no planned changes to B/E Aerospace, as the companies have different, but complementary, businesses.

5.           Who should we contact if we have questions?

a.	You should consult with your manager first. All HR related questions should be directed to your HR business partner.

6.           Where can I obtain more information?

a.	Press release [add hyperlink]
b.	Joint transaction website:
www.rockwellcollins.acquisitionannouncement.com
c.	Fact sheet [add hyperlink]

7.           What is Rockwell Collins website address?

a.	www.RockwellCollins.com

8.           Can I tell my family?

a.             Yes, this is public information.

b.            Employees can discuss information that has been publicly disclosed.  However, any information obtained during the course of employment prior to closing that has not been publicly disclosed should not be shared with friends and family.

c.             Please consult with your manager if you have any questions.

9.           What do we do if we are contacted by the media; such as a news reporter?

a.             Do not offer any statement or comment.  Refer all media inquiries to Ed Kinnier and Eva Borowski at Media_Inquiries@beaerospace.com.

10.  If one of our customers asks me what is happening, what should I say?

a.             Do not offer any statement or comment.  Refer all customer inquiries to their current account executive.  If the account executive is not available, please contact Ed Kinnier at ed_kinnier@beaerospace.com.

11.  What will happen with customer contracts that are in the negotiation process?

a.             It’s business as usual.  We will continue to conduct business as B/E Aerospace, in accordance with the company’s current policies and guidelines, until the transaction closes and then we will continue as a separate segment of Rockwell Collins.

12.  What will happen with existing customer contracts?

a.             B/E Aerospace will operate in its ordinary course of business until the transaction closes.

b.            All customer contracts will be honored.

13.  If one of our suppliers asks me what is happening, what should I say?

a.             Please contact your local supply chain contact. If that person is not available, please contact Kris Pinnow at Kristopher_pinnow@beaerospace.com.

b.            Supply Chain contacts can refer to the Supply Chain Q&A.

14.  Will B/E Aerospace’s suppliers be contacted about the announcement?

a.             Yes, we have developed a communications plan.

15.  What will happen with existing supplier contracts or those that are in the negotiation process?

a.             B/E Aerospace will operate in its ordinary course of business until the transaction closes.

b.            Once the transaction closes we will transition to Rockwell Collins.

16.  How will we receive information requests from our counterparts at Rockwell Collins?

a.             Until the transaction closes, Rockwell Collins and B/E Aerospace will continue to operate as two separate companies in their ordinary course of business.

b.            If contacted by anyone at Rockwell Collins, please contact your supervisor.

c.             If at any time you have any concerns do not hesitate to contact your supervisor before responding.

17.  What will happen to the projects that I am working on?

a.             B/E Aerospace will operate in its ordinary course of business until the transaction closes.

b.            As always, we are committed to delivering excellence to our customers and therefore we must all remain focused on providing our customers with quality products and the highest level of service they’ve come to expect.

18.  What will happen to our stock?

a.             B/E Aerospace stock will continue to trade in the open market until the merger is completed in 2017.

19.  I am expecting a bonus for 2016.  Will I still receive that?

a.             Bonus payments will be processed in the ordinary course of business.

b.            HR will separately be working with every employee to provide updates

20.  We normally award restricted stock in November.  Is that still occurring?

a.             HR will contact you to provide information about the 2016 RSUs.

21.  I have restricted stock.  Will it still vest on the scheduled vesting dates?

a.             Many employees have stock which vests in November.  It will vest in accordance with the terms and conditions stated in the plan documents.

22.  What will happen to my unvested stock?

a.             It will vest in accordance with the terms and conditions stated in the plan documents.

23.  Where is the Rockwell Collins corporate office?

a.             Cedar Rapids, Iowa.

24.  What does Rockwell Collins do?

a.             Rockwell Collins is a pioneer in the design, production, and support of innovative solutions for customers in aerospace and defense.

b.            Their expertise is in flight-deck avionics, cabin electronics, mission communications, information management and simulation and training.

25.  How many employees does Rockwell Collins have?

a.             Approximately 20,000.

26.  What is Rockwell Collins’ revenue?

a.             $5.24 billion in 2015.

27.  Who are Rockwell Collins customers?

a.             Their customers are primarily in aerospace and defense.

28.  Is Rockwell Collins affiliated with Rockwell Automation?

a.             No.  These are two separate entities.

29.  Are we still hiring?   What about requisitions that I have open?

What about offers that need to be extended?

a.             B/E will operate in its ordinary course of business until the transaction closes.

b.            Please check with your manager and HR prior to extending any employment offers.

30.  How do we handle questions from candidates?

a.             Please refer candidate questions to your Talent Acquisition Advisor or to HR.

31.  What if I have candidates in the interview process?  Should we still continue?

a.             Yes, we will continue to operate in the ordinary course of business.

b.            Please check with your manager and HR prior to extending any employment offers.

32.  How will the corporate staff at B/E be affected?

a.             For the vast majority of our employees, the impacts of the merger should be highly positive.  Opportunities for new system and business development roles for numerous employees will emerge.

b.            However, as with any merger of this kind, there will be some overlap in certain functions, but we are committed to talking personally to any impacted employees and treating them, as we always do, with fairness and respect.

33.  Is our site going to be shut down?   Will you still be my manager?

a.             At this time there are no planned changes to B/E Aerospace as the companies have different, but complementary businesses.

34.  When will the merger happen?  What is the timeline?

a.             We expect to complete the transaction in the first half of 2017.

35.  What will be the name of our company after the merger?

a.             Rockwell Collins.  B/E Aerospace will become the aircraft interior systems segment.

36.  Will Werner still run our company?

a.             Werner will be the leader of the new aircraft interior systems segment reporting directly to Robert “Kelly” Ortberg, Rockwell Collins’ Chairman, President and CEO.

37.  Why are we just now being told?

a.             B/E Aerospace and Rockwell Collins are public companies.  Securities and Exchange Commission rules and regulations prevent public companies from providing any prior information to any individuals or groups of shareholders without giving it to all shareholders at the same time.  Because of these rules, the internal message had to be timed to go out simultaneously with the news release.

b.            Both companies remain committed to being as transparent as possible throughout this process.

38.  What will happen with the consultants and contingent workers who are working with us?

a.             B/E Aerospace will operate in its ordinary course of business until the transaction closes.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of B/E Aerospace by Rockwell Collins.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Rockwell Collins and B/E Aerospace may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Rockwell Collins or B/E Aerospace, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; and (13) other risk factors as detailed from time to time in Rockwell Collins’ and B/E Aerospace’s reports filed with the SEC, including Rockwell Collins’ and B/E Aerospace’s respective annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this communication.  Neither Rockwell Collins nor B/E Aerospace undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.

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